UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

LIVE CARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	83-1151012
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

12646 South Fort St, Suite 240

Draper, UT 84020

(Address of Principal Executive Offices)

(941) 225-6699

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Live Care, Inc.as of June, 30 2019.

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry.

Results of Operations of the Company Ending June 30, 2019

The company has initiated its business plans and intends to begin revenue production in 1st quarter of 2020. The company has continued raising funds through the regulation A offering and the ability to raise funds will greatly enhance the probability of reaching the goal of being a revenue generating company by the first quarter of 2020.

Liquidity and Capital Resources of the Company

As previously noted, we are a start-up company and our ability to succeed in the market will greatly depend on our ability to secure investment funding through the sale of securities. We intend to use proceeds of the sale of securities to increase our market presence through advertising and hiring key staff members that will assist us in forming the Live Care center. At the period end the company had $111,074 cash on hand. Sources of future liquidity will greatly depend on our ability to secure investment funding through the sale of securities. If we are unable to raise capital through the sale of securities the company does have the ability to borrow money from traditional lending sources.

Item 2. Other Information

None

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Item 3. Financial Statements

LIVECARE, INC.

(FORMERLY GULF CHRONIC CARE, INC.)

BALANCE SHEETS

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS

Current assets:
Cash	$111,074	$84,810
Prepaid expenses	-	7,000
Total current assets	111,074	91,810

Total assets	$111,074	$91,810

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable, related party	$—	$7,705
Accrued wages	48,100	60,000
Accounts payable	-	325
Total current liabilities	48,100	68,030

Stockholders’ equity:
Common stock; $0.01 par value, 100,000,000 shares authorized,15,386,000 and 10,950,000 shares issued and outstanding, respectively	153,860	109,500
Additional paid-in capital	508,740	85,500
Accumulated deficit	(599,626)	(171,220)
Total stockholders’ equity	62,974	23,780

Total liabilities and stockholders’ equity	$111,074	$91,810

The accompanying notes are an integral part of these unaudited financial statements.

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LIVECARE, INC.

(FORMERLY GULF CHRONIC CARE, INC.)

UNAUDITED STATEMENT OF OPERATIONS

For the Six Month Ended June 30, 2019

Operating Expenses:
General and administrative	362,071
Compensation expense	67,000
Total operating expenses	429,071

Loss before other expenses	(429,071)

Other expense
Interest expense	-
Total other expense	-

Other Income:
Interest income	665
Total other income	665

Loss before income taxes	(428,406)

Provision for income taxes	-

Net loss	$(428,406)

Basic loss per common share	$(0.03)

Basic weighted average common shares outstanding	13,301,702

The accompanying notes are an integral part of these unaudited financial statements.

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LIVECARE, INC.

(FORMERLY GULF CHRONIC CARE, INC.)

UNAUDITED STATEMENT OF CASH FLOWS

For the Six Month Ended June 30, 2019

Cash flows from operating activities:
Net loss	$(428,406)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Common stock issued for services	242,600
Changes in operating assets and liabilities:
Decrease in prepaid assets	7,000
Decrease in accounts payable	(325)
Increase in accounts payable and salaries payable - related party	(19,605)
Net cash used in operating activities	(198,736)

Cash flows from financing activities:
Proceeds from the sale of common stock	225,000
Net cash provided by financing activities	225,000

Net change in cash	26,264
Cash, beginning of period	84,810

Cash, end of period	$111,074

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-
Cash paid for taxes	$-

The accompanying notes are an integral part of these unaudited financial statements.

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LIVECARE, INC.

(FORMERLY GULF CHRONIC CARE, INC.)

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, Inception July 10, 2018	-	$-	$-	$-	$-

Common stock issued to founders	10,000,000	100,000	-	-	100,000

Common stock issued for cash	950,000	9,500	85,500	-	95,000

Net loss for the period ended December 31, 2018				(171,220)	(171,220)

Balance, December 31, 2018	10,950,000	109,500	85,500	(171,220)	23,780

Common stock issued for services	2,376,000	24,260	218,340	-	242,600

Common stock issued for cash	2,010,000	20,100	204,900	-	225,000

Net loss for the six months ended June 30, 2019				(428,406)	(428,406)

Balance, June 30, 2019 (Unaudited)	15,336,000	$153,860	$508,740	$(599,626)	$62,974

The accompanying notes are an integral part of these unaudited financial statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 1, 2019.

LIVE CARE, INC

By:	/s/ Max Rockwell
Name:	Max Rockwell
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on November 1, 2019.

/s/ Max Rockwell
Name:	Max Rockwell
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jim Dalton
Name:	Jim Dalton
Chairman of the Board

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